                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-31905

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K/KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q/QSB
              [ ] Form N-SAR

         For the Period Ended: December 31, 2001

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended: ________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                             DNAPRINT GENOMICS, INC.
                             Full Name of Registrant

                               900 Cocoanut Avenue
            Address of Principal Executive Office (Street and Number)

                            Sarasota, Florida 34231
                            City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                (a)  The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X]     (b)  The subject annual report, semi-annual report, transition report on
                     Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
                     or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        DNAPrint genomics, Inc. (the "Company"), could not file its Form 10-KSB for the year ended December 31, 2001 within the prescribed time period because the
Company's auditors have not completed their audit of the financial statements.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    Matthew A. Veal, Chief Financial Officer
                                 (941) 923-1949
                      (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
    of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        DNAPrint genomics, Inc.has caused this notification to be signed on its behalf by the undersigned officer, thereunto duly authorized.

Date:    April 1, 2002                      DNAPrint genomics, Inc.

                                            By:/s/Matthew A. Veal

                                            Title: Chief Financial Officer